UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

Item 1. News release issued by Masisa on April 12, 2005:

NEWS RELEASE

For further information contact:
Marcelo Padilla	Maria Barona / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56 2) 707-8443	(212) 406-3690/1
marcelo.padilla@masisa.com	masisa@i-advize.com
www.masisa.com

Santiago, April 12, 2005 - Masisa S.A (NYSE:MYS) (“Masisa” or “the Company”) announced today that at the Annual Shareholders’ Meeting, the company’s shareholders approved the payment of an ordinary and an extraordinary cash dividend.

On April 12, 2005, at the Ordinary Shareholders Meeting of the holders of common stock without nominal (par) value (“Masisa Common Stock”) of Masisa S.A. (the “Masisa Shareholders”) held in accordance with Chilean corporation law and Masisa S.A.’s bylaws:

  the Masisa Shareholders approved the payment of an ordinary cash dividend in the aggregate amount of US$12,440,666.47 (or approximately US$ 0.013398459 per share of Masisa Common Stock and approximately US$ 0.40195377 per ADS) to all Masisa Shareholders, including Terranova S.A., a holder of 52.43% of the outstanding Masisa Common Stock, as well as the record holder for holders of American depositary shares (“ADSs”), evidenced by American Depositary Receipts, representing Masisa Common stock, and the Masisa Shareholders approved the payment of an additional cash dividend in the aggregate amount of US$ 54,000,000 (US$ 0.058157396 per share of Masisa Common Stock and approximately US$ 1.74472188 per ADS) to all Masisa Shareholders, including Terranova S.A., a holder of 52.43% of the outstanding Masisa Common Stock, as well as the record holder for holders of ADSs, evidenced by American Depositary Receipts, representing Masisa Common stock, subject to the following conditions: (a) the approval of the merger of Masisa S.A. into Terranova S.A. both at the Extraordinary Shareholders Meeting of Masisa S.A. and Terranova S.A.; (b) that dissenting shareholders of Masisa S.A. will not exercise withdrawal rights for an amount higher than US$6,000,000 and (c) that dissenting shareholders of Terranova S.A. will not exercise withdrawal rights for an amount higher than US$10,000,000.

The ordinary cash dividend will be paid to all record holders of Masisa Common Stock as of April 21, 2005 on April 27, 2005. An additional cash dividend will be paid to all record holders as of May 19, 2005 on May 27, 2005. Masisa S.A. intends to use available cash of approximately US$20 million and approximately US$46.4 million of cash from new borrowings under available credit facilities to pay these ordinary and additional cash dividends. Upon the completion of the proposed merger of Masisa S.A. into Terranova S.A. (the “Merger”), the approximately US$34 million of cash payable to Terranova S.A. in respect of this ordinary and additional cash dividend will be consolidated into the assets of Terranova S.A., as the survivor of the Merger, and Terranova S.A. expects that shortly after the Merger it will use approximately US$34 million of that cash to reduce its outstanding debt, resulting in additional net debt of approximately US$12.4 million.

Item 2. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on April 12, 2005.

Santiago, April 12th, 2005

Mr.
Superintendent
Superintendencia de Valores y Seguros

Ref.:	IMPORTANT EVENT
Masisa S.A.
Listed Company
Chilean Securities Registration N°132

To whom it may concern:

In accordance with the provisions established by article 9 and second item of article 10 of Chilean Corporations Law N°18,045, General Ruling N°30 and Ruling N°660 of the Superintendencia de Valores y Seguros (Chilean securities regulatory authority), I reveal the following as an important event regarding Masisa and its business:

Today, April 12, 2005, at the Annual Shareholders’ Meeting, Masisa’s Shareholders approved the following:

1)

The payment of the minimum legal dividend, imputable to the fiscal year ended on December 31, 2004, for a total amount of US$12,440,666,47, which is equivalent to 30% of 2004’s net income subject to distribution. This implies a dividend per share of US$0.013398459.

The minimum legal dividend will be paid on April 27th, 2005. Those who are listed on Masisa’s shareholders registry on April 21st, 2005 are entitled to receive the dividend. The dividend will be paid in Chilean Pesos, according to the “dólar observado” as published by the Diario Oficial on April 22nd, 2005.

2)	The certain payment of an additional dividend, and an eventual additional dividend that total US$54,000,000, subject to the fulfillment of certain conditions and detailed below:

a)

A definitive additional dividend imputable to the fiscal year ended on December 31st, 2004, for a total amount of US$29,028,221.76, which is equivalent to 70% of 2004’s net income subject to distribution. This implies a dividend per share of US$0.03126307.

b)	An eventual dividend imputable to Masisa’s retained earnings as of December 31st, 2004, for a total amount of US$24,971,778.24. This implies a dividend per share of US$0.026894326.

The payment of the definitive additional and the eventual dividend is subject to the fulfillment of the following conditions:

  The approval of the merger by incorporation of Masisa S.A. into Terranova S.A. at Masisa’s Extraordinary Shareholders’ Meeting to be held on April 12th, 2005;
  That dissenting shareholders of Masisa S.A. will not exercise withdrawal rights for an amount higher than US$6,000,000;
  The approval of the merger by incorporation of Masisa S.A. into Terranova S.A. at Terranova’s Extraordinary Shareholders’ Meeting to be held on April 13th, 2005;
  That dissenting shareholders of Terranova S.A. will not exercise withdrawal rights for an amount higher than US$10,000,000.

If the above mentioned conditions are met, the definite additional and the eventual dividend will be paid on May 27th, 2005. Those who are listed on Masisa’s shareholders registry on May 19th, 2005 are entitled to receive the dividend. These will be paid in Chilean Pesos, according to the “dólar observado” as published by the Diario Oficial on May 20th, 2005.

Kindly,

Gonzalo Zegers
Executive Vice President
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

Item 3. News release issued by Masisa on April 12, 2005:

For further information contact:
Marcelo Padilla	Maria Barona / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56 2) 707-8443	(212) 406-3690/1
marcelo.padilla@masisa.com	masisa@i-advize.com
www.masisa.com

Masisa’s Shareholders Approve
Merger with Terranova

Santiago, April 12, 2005 - Masisa S.A (NYSE:MYS) (“Masisa” or “the Company”) announced today that at the Extraordinary Shareholders’ Meeting ("Masisa's Shareholders Meeting") held today in Valdivia, Masisa’s shareholders approved the merger of Masisa into Terranova.

The merger is subject to the following conditions: (i) that dissenting shareholders of Masisa S.A. will not exercise withdrawal rights for an amount higher than US$6,000,000; (ii) the approval of the merger of Masisa S.A. into Terranova S.A. at Terranova’s Extraordinary Shareholders Meeting to be held on April 13, 2005 and, (iii) that dissenting shareholders of Terranova S.A. will not exercise withdrawal rights for an amount higher than US$10,000,000.

The merger will create one of the largest forestry groups in the region, with assets of approximately US$1.8 billion in Latin America and the United States. The combined entity will have approximately 368 thousand hectares of forestry lands in Chile, Argentina, Venezuela and Brazil. In addition, it will have a production capacity of 531 thousand cubic meters of sawn lumber, and of 2.3 million cubic meters of wood boards per year.

The exchange ratio approved at Masisa’s Shareholders Meeting was 2.56 Terranova shares for each Masisa share. Holders of Masisa’s ADSs will receive 1.536 ADSs of Terranova for each Masisa ADS.

Julio Moura, Chairman of the Board of Directors of Masisa, stated, “We are pleased with the approval of the merger at Masisa’s Extraordinary Shareholders’ Meeting. We are now waiting for the approval at Terranova’s Extraordinary Shareholders Meeting, which will be held tomorrow.”

Masisa Shareholders also approved, as a consequence of Masisa’s dissolution, the cancellation of its current American Depository Shares (ADS) program listed on the New York Stock Exchange. This cancellation will become effective when Masisa's shares are exchanged for shares of Terranova, if the merger is approved by the shareholders of Terranova. Terranova has applied to the NYSE to trade its ADSs under the symbol "MYS" following the exchange of Masisa ADSs for Terranova ADSs.

Article 69 of Chile's publicly listed companies’ states that dissenting shareholders have the right to withdraw from the Company. The price per share to be paid to shareholders that withdraw from the Company is equal to the weighted average price of Masisa's Common Stock during the two months immediately preceding the date of the Masisa's Shareholders Meeting and will be announced to the Company's shareholders as required by law.

Item 4. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on April 12, 2005.

Santiago, April 12, 2005

Mr.
Superintendent
Superintendencia de Valores y Seguros

Ref.:	IMPORTANT EVENT
Masisa S.A.
Listed Company
Chilean Securities Registration N°132

To whom it may concern:

In accordance with the provisions established by article 9 and second item of article 10 of Chilean Corporations Law N°18,045 and General Ruling N°30 of the Superintendencia de Valores y Seguros (Chilean securities regulatory authority), I reveal the following as an important event regarding Masisa and its business:

Today, April 12, 2005, at the Extraordinary Shareholders’ Meeting, Masisa’s Shareholders resolved the following:

1)

Approval of the merger by incorporation of Masisa S.A. into Terranova S.A. The merger is subject to the following conditions: (i) that dissenting shareholders of Masisa S.A. will not exercise withdrawal rights for an amount higher than US$6,000,000; (ii) the approval of the merger of Masisa S.A. into Terranova S.A. at Terranova’s Extraordinary Shareholders Meeting to be held on April 13, 2005 and, (iii) that dissenting shareholders of Terranova S.A. will not exercise withdrawal rights for an amount higher than US$10,000,000. As the surviving entity, Terranova S.A. will acquire all the assets and liabilities of Masisa S.A. indicated on the individual and other audited financial statements as of December 31, 2004, and assume all the rights and obligations.

2)	Approval of the share exchange ratio, in which Masisa’s shareholders will receive 2.56 new shares of Terranova for each share of Masisa S.A.

3)

As a consequence of Masisa’s dissolution, the cancellation of its current American Depository Shares (ADS) program registered in the New York Stock Exchange. Masisa’s current ADSs will be replaced by Terranova’s ADSs registered in the New York Stock Exchange, which will trade with the symbol MYS.

4)

Article 69 of publicly listed companies’ states that dissenting shareholders have the right to withdraw from the company. The price per share to be paid corresponds weighted average transaction price, considering the last two months proceeding the date of the Meeting, and will be informed to the shareholders according to the law.

Kindly,

Gonzalo Zegers
Executive Vice President
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2005

Masisa S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel